Exhibit 21.1

Subsidiaries of Summit Bank Corporation

Subsidiary	Jurisdiction of Organization

The Summit National Bank	National bank organized under the laws of the United States of America

SBGA California Investments, Inc. (subsidiary of The Summit National Bank)	California

SBGA Investments, Inc. (subsidiary of SBGA California Investments, Inc.)	Georgia